UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Amendment No. 6
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock (par value $.01 per share)	913377107
(Title of class of securities)	(CUSIP number)

Capital Z Partners, Ltd. Capital Z Partners III, GP, LP 230 Park Avenue South, 11th Floor New York, NY 10003 Attention: Mr. Craig Fisher Tel No. (212) 965-0800
(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:		Capital Z Financial Services Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,981,083*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,981,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,981,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		18.9%
14	TYPE OF REPORTING PERSON:		PN
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Capital Z Financial Services Private Fund II, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	73,819*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	73,819
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	73,819
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.1%
14		TYPE OF REPORTING PERSON:	PN
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Capital Z Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	14,054,902*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	14,054,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	14,054,902
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	19.0%
14		TYPE OF REPORTING PERSON:	PN

This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Capital Z Partners, Ltd.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	14,054,902*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	14,054,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	14,054,902
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	19.0%
14		TYPE OF REPORTING PERSON:	CO

This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Capital Z Management, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	109,206
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	109,206
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	109,206
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.1%
14		TYPE OF REPORTING PERSON:	OO

This page includes beneficial ownership of shares issuable to Capital Z Management, LLC upon exercise of vested stock options.

1	NAME OF REPORTING PERSON:		Capital Z Partners III, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,189,500*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,189,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,189,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.4%
14	TYPE OF REPORTING PERSON:		PN

_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSON:		Capital Z Partners III, GP, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,189,500*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,189,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,189,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.4%
14	TYPE OF REPORTING PERSON:		OO

This page reflects beneficial ownership by Capital Z Partners III GP, L.P. in its capacity as the general partner of Capital Z Partners III, L.P.
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSON:		Capital Z Partners III, GP, Ltd.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,189,500*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,189,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,189,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.4%
14	TYPE OF REPORTING PERSON:		OO

This page reflects beneficial ownership by Capital Z Partners III GP, Ltd. in its capacity as the general partner of Capital Z Partners III GP, L.P., which is the general partner of Capital Z Partners III, L.P.
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

This Amendment No. 6 amends the Statement on Schedule 13D originally filed on August 10, 1999, as amended by Amendment No. 1 dated July 18, 2001, Amendment No. 2 dated June 23, 2005, as amended July 12, 2005, Amendment No. 3 dated October 24, 2006, Amendment No. 4 dated May 7, 2007, and Amendment No. 5 dated September 25, 2007 (as so amended, the “Schedule 13D”), by Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), Capital Z Partners, L.P. (“Cap Z L.P.”), Capital Z Partners, Ltd. (“Cap Z Ltd.”), Capital Z Management, LLC (“Cap Z Management”), Union Square Universal Partners, L.P.(“Union Square”) and Union Square Universal GP, LLC (“Union Square GP”).  Cap Z Fund II, Cap Z Private Fund, Cap Z L.P., Cap Z Ltd., Cap Z Management, Capital Z Partners III, L.P., as successor in interest to Union Square (“Cap Z III L.P.”), Capital Z Partners III, GP, L.P., as successor in interest to Union Square GP (“Cap Z III GP”), and Capital Z Partners III, GP, Ltd., the general partner of Cap Z III GP (“Cap Z III Ltd.”) (collectively, the “Reporting Persons”) are filing this Amendment no. 6 with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Universal American Corp., a New York corporation (the “Company”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D filed on August 10, 1999.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 is hereby supplemented by adding the following:

On December 30, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CVS Caremark Corporation (“CVS”) and Ulysses Merger Sub, LLC (“Merger Sub”), pursuant to which CVS will acquire the Company through the merger of Merger Sub with and into the Company (the “Merger”).  Immediately prior to the Merger, the Company’s Medicare Advantage and Traditional Insurance businesses, together with all other assets and liabilities not related to its Medicare Prescription Drug Business, will be transferred to a newly formed public company (“Newco”) that will be split off and distributed to Company shareholders concurrently with the Merger.  At the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares owned by CVS, the Company or their respective subsidiaries, will be converted into the right to receive (i) shares of Newco common stock and (ii) the Per Share Merger Consideration (as defined in the Merger Agreement), without interest, as more fully set forth in the Merger Agreement.  The Merger Agreement is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Cap Z Fund II, Cap Z Private Fund II and Cap Z III L.P. (each a “Stockholder” and, collectively, the “Stockholders”) entered into a Voting Agreement with CVS (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Stockholders agreed, among other things, subject to the terms and conditions of the Voting Agreement, to vote all Covered Shares (as defined in the Voting Agreement) (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement and the Split-Off Agreements (as defined in the Merger Agreement), (iii)

against any action or agreement that would result in a breach of any material covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or the Split-Off Agreements, or of a Stockholder contained in the Voting Agreement, and (iv) against any Takeover Proposal (as defined in the Merger Agreement); provided that if, in response to a Superior Proposal (as defined in the Merger Agreement) received by the Board of Directors of the Company (the “Company Board”) after the date of the Voting Agreement, the Company Board makes a Company Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement, the number of each Stockholder’s Covered Shares that are subject to the Voting Agreement shall be reduced (on a pro rata basis with each other shareholder of the Company who executed a similar voting agreement in connection with the Merger and the transactions contemplated thereby (the “Other Voting Agreements”)) to the extent necessary in order that the aggregate number of Covered Shares subject to the Voting Agreement, together with all other voting securities of the Company subject to the Other Voting Agreements, represents no more than 45% of the voting securities of the Company outstanding at the time of such vote or written consent and entitled to so vote or consent. In addition, the Voting Agreement shall not require a Stockholder to vote or consent in favor of the Merger Agreement or any of the transactions contemplated thereby, to the extent that the Merger Agreement or any Split-Off Agreement (i) has been amended or waived to reduce the Per Share Merger Consideration or the Closing Consideration (each as defined in the Merger Agreement) or (ii) has been amended or waived in a manner that is materially adverse, when considered in the aggregate together with other waivers or amendments, to the shareholders of the Company.

Each of the Stockholders has agreed that, other than according to the terms of the Voting Agreement, it will not (i) grant any proxies or enter into any voting agreement, voting trust or similar agreement with respect to any of the Covered Shares or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any Covered Shares during the term of the Voting Agreement.

Each of the Stockholders has also agreed that it will not (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer with respect to a Takeover Proposal or, (ii) have any discussions (other than to state that the Stockholder is not permitted to have such discussions) or participate in any negotiations regarding a Takeover Proposal, or execute or enter into any Contract (as defined in the Merger Agreement) with respect to a Takeover Proposal, or approve or recommend a Takeover Proposal or any agreement, understanding or arrangement relating to a Takeover Proposal, except to the extent the Company is permitted to take such actions pursuant to the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date of termination of the Merger Agreement in accordance with its terms.

Investors are encouraged to review the full terms and provisions of the Voting Agreement, which is filed as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)  The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference.

The aggregate number of shares of Common Stock that the Reporting Persons, in the aggregate, beneficially own is 20,353,608 shares of Common Stock, which constitutes approximately 27% of the Company's outstanding shares of Common Stock.

The percentage in the immediately foregoing paragraph is calculated based on a total of 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement.

Mr. Robert A. Spass directly beneficially owns 162,047 shares of Common Stock, or 0.2% of the Common Stock outstanding, calculated based on a total of 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement.

As previously described in the Schedule 13D, the Reporting Persons may have been or may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to that certain Stockholders’ Agreement of Universal American Corp., dated as of September 21, 2007, as amended (the “Stockholders’ Agreement”) and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 6,816,833 shares of Common Stock that certain affiliates of Perry Corp. (“Perry”) beneficially own based on representations contained in the Other Voting Agreement entered into by Perry, (ii) an aggregate 6,999,200 shares of Common Stock that Welsh, Carson, Anderson & Stowe X, L.P. (“WCASX”) beneficially own based on representations contained in the Other Voting Agreement entered into by WCASX, (iii) an aggregate 5,250,000 shares of Common Stock that Lee Universal Holdings, LLC (“Lee”) beneficially own based on representations contained in the Other Voting Agreement entered into by Lee, and (iv) an aggregate 2,421,901 shares of Common Stock that Mr. Richard Barasch beneficially owns based on representations contained in the Other Voting Agreement entered into by Mr. Barasch.  Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 56% of the outstanding Common Stock, calculated based on a total of 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement.   Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (iv) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

(b)  The responses set forth on rows 7 through 10 of the cover pages of this Statement and Items 4 and 5(a) hereof are incorporated herein by reference. By virtue of certain provisions of the Voting Agreement described in Item 4, CVS may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Persons.  In addition, until any termination of the Voting Agreement in accordance with its terms, each Stockholder has agreed not to sell or transfer any of the Covered Shares, other than in respect of the Merger.  Subject to the restrictions set forth in the Voting Agreement, the Reporting Persons retain sole dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c)  Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d) – (e) Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS ORRELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 30, 2010, the Reporting Persons entered into the Voting Agreement in connection with the execution of the Merger Agreement.  The terms of the Voting Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.

ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Agreement and Plan of Merger, dated as of December 30, 2010, by and among Universal American Corp., CVS Caremark Corporation and Ulysses Merger Sub, LLC.
10.2	Voting Agreement, dated as of December 30, 2010, by and among CVS Caremark Corporation and the stockholders of Universal American Corp. party thereto.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:           January 3, 2011

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, L.P.
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z MANAGEMENT, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III, L.P. By: CAPITAL Z PARTNERS III, GP, L.P., its General Partner By: CAPITAL Z PARTNERS III GP, LTD., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III, GP, L.P. By: CAPITAL Z PARTNERS III GP, LTD., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III GP, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel